SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 5, 2008

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________ )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Partner Communications Reports First Quarter 2008 Results.

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2008 RESULTS

QUARTERLY NET INCOME INCREASES 24% QoQ
QUARTERLY EBITDA INCREASES BY 17.1% QoQ TO NIS 533 M,
33.5% of TOTAL REVENUE

Q1 2008 Highlights (compared with Q1 2007)

—	Total revenues: NIS 1.6 billion (US$ 447 million), an increase of 12.0%

—	Operating Profit: NIS 349 million (US$ 98 million), an increase of 15.8%

—	Net Income: NIS 243 million (US$ 68 million), an increase of 24.2%

—	EBITDA [1]: NIS 533 million (US$ 150 million), an increase of 17.1%

—	EBITDA Margin [2]: 33.5% of total revenue compared with 32.1%

—	Subscriber Base: 24,000 net additions in the quarter, to reach 2.823 million [3], including 753,000 3G subscribers

—	Dividend Declared: approximately NIS 195 million dividend for the first quarter

[1] See “Use of Non-GAAP Financial Measures” below (p10)

2 Equivalent to 39.7% of service revenues in Q1 2008, compared with 36.2% of service revenues in Q1 2007

3 On January 1st, 2008 the Company adopted a more conservative and rigorous policy for recognizing prepaid subscribers. The aim of the new policy is to ensure that purchased prepaid SIM cards are only recognized in the subscriber base after the prepaid SIM cards are actually used by the prepaid subscribers. The change had the effect of reducing the subscriber base on January 1st, 2008 by approximately 61,000 subscribers.

Rosh Ha’ayin, Israel, May 5th, 2008 – Partner Communications Company Ltd. (“Partner” or “the Company”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, today announced its results for the first quarter of 2008. Partner reported total revenues in Q1 2008 of NIS 1.6 billion (US$ 447 million), EBITDA of NIS 533 million (US$ 150 million), and net income of NIS 243 million (US$ 68 million).

Commenting on the quarter’s results, Partner’s CEO, Mr. David Avner, said: “We are pleased with the results of the first quarter of 2008, in which Partner again delivered a strong performance and improved its EBITDA and net income margins. This achievement should be appreciated in light of the intense competition, regulatory changes and our continued investment in our high-standard customer service.

In the first quarter, we have again succeeded in realizing our strategy to focus on the post-paid segment, resulting in the recruitment of 40 thousand high-quality post-paid subscribers, 60% of whom are business customers. The number of our 3G subscribers has continued to grow, reaching above 750 thousand at quarter end, or 36% of our post-paid subscriber base. Our content business serves as an important growth driver, reaching revenues of approximately NIS 200 million. Partner will continue to invest in introducing new content and media applications and enrich its content offering in order to maintain our leadership in this strategic area.

Partner is determined to become a player in the broadband residential market and has several alternatives for doing so. Technology and regulatory trends, worldwide and in Israel, including the recent recommendations of the Gronau committee to promote full local loop unbundling, enable new entrants to offer high quality multimedia and content services by using various access methods. We are currently actively working on establishing our non-cellular platform, which I believe will be introduced at the beginning of next year.”

Mr. Avner concluded: “I am certain that Partner’s core strengths and leadership will enable us to broaden our product and service portfolio and to provide a comprehensive and rich solution to our customers’ communication needs.”

Key Financial and Operational Parameters

	Q1 2007	Q4 2007	Q1 2008	Q1'08 vs Q4'07	Q1'08 vs Q1'07

Revenues (NIS millions)	1,417.8	1,627.4	1,587.8	(2.4)%	12.0%

Operating Profit (NIS millions)	301.1	346.5	348.8	0.7%	15.8%
Net Income (NIS millions)	195.8	301.9	243.3	(19.4)%	24.2%

Cash flow from operating activities net of investing
activities (NIS millions)	241.1	305.5	(20.0)	(106.5)%	(108.3)%

EBITDA (NIS millions)	454.9	501.3	532.6	6.2%	17.1%
Subscribers (thousands) [4]	2,703	2,860	2,823	(1.3)%	4.4%
Estimated Market Share (%)	32	32	32	-	-
Quarterly Churn Rate (%)	4.4	4.0	5.1	1.1	0.7
Average Monthly Usage per Subscriber (minutes)	323	345	359	4.1%	11.1%
Average Monthly Revenue per Subscriber (NIS)	153	157	155	(1.3)%	1.3%

Financial Review

Partner’s Q1 2008 net revenues totaled NIS 1,587.8 million (US$ 446.9 million), an increase of 12.0% from NIS 1,417.8 million in Q1 2007.

Service revenues increased by 6.7% from NIS 1,258.3 million in Q1 2007 to NIS 1,342.5 million (US$ 377.8 million) in Q1 2008. The increase primarily reflects the growth in the subscriber base(4), an increase in the weight of post-paid subscribers in our subscriber base, higher average minutes of use, as well as an increase in content and data revenues. This was partially offset by a decrease in average revenue per minute resulting from competitive pressures and regulatory intervention including the approximate 14% reduction in interconnect tariffs which went into effect on March 1st 2008, the final reduction in the Ministry of Communications’ program of mandated gradual reductions from 2005 to 2008.

Revenues from content and data excluding SMS were NIS 122.4 million (US$ 34.5 million) in Q1 2008, representing an increase of 40.8% from Q1 2007, the equivalent of 9.1% of service revenues in Q1 2008, compared with 6.9% of service revenues in Q1 2007. Revenues from SMS totaled NIS 75.9 million (US$ 21.4 million), increasing by 32.7% from Q1 2007, the equivalent of 5.7% of service revenues in Q1 2008, compared with 4.5% in Q1 2007.

[4]See footnote 3 on page 1.

Gross profit from services increased by 8.2% in Q1 2008 compared with Q1 2007, from NIS 499.9 million to NIS 540.9 million (US$ 152.2 million). The increase reflects the higher service revenues, offset by a 5.7% increase in the cost of service revenues. The cost of service revenues increased primarily due to additional depreciation expenses of approximately NIS 36 million resulting from the accelerated depreciation of the equipment to be replaced under an agreement with LM Ericsson Israel Ltd. Most of the accelerated depreciation is expected to be recorded during 2008, resulting in additional full year depreciation expenses of approximately NIS 70 million.

Equipment revenues totaled NIS 245.3 million (US$ 69.0 million) in Q1 2008, a 53.8% increase from NIS 159.5 million in Q1 2007. The increase is primarily attributable to the higher proportion of 3G handsets sold compared with 2G handsets. Gross loss on equipment in Q1 2008 was NIS 34.4 million (US$ 9.7 million), compared with NIS 53.9 million in Q1 2007, a decrease of 36.1%. This resulted from increased use of more competitive airtime rate plan tariffs that offer lower subsidies, as well as from a decrease in the cost per handset sold.

Overall, gross profit in Q1 2008 increased by 13.6%, from NIS 446.0 million in Q1 2007 to NIS 506.5 million (US$ 142.5 million) in Q1 2008.

Selling, marketing, general and administration expenses totaled NIS 157.7 million (US$ 44.4 million) in Q1 2008, an 8.9% increase from NIS 144.9 million in Q1 2007. The increase was due mainly to additional costs of growing the subscriber base, including larger provisions for doubtful accounts from receivables on handset sales and service revenues and higher selling and distribution costs.

Overall, Q1 2008 operating profit was NIS 348.8 million (US$ 98.2 million), representing a 15.8% increase compared with NIS 301.1 million in Q1 2007.

Quarterly EBITDA in Q1 2008 amounted to NIS 532.6 million (US$ 149.9 million), equivalent to 39.7% of service revenues or 33.5% of total revenues, an increase of 17.1% from NIS 454.9 million, 36.2% of service revenues or 32.1% of total revenues, in Q1 2007.

Financial expenses in Q1 2008 were NIS 15.6 million (US$ 4.4 million), decreasing by 20.5% from NIS 19.6 million in Q1 2007. The decrease is primarily due to an increase in gains from currency exchange movements, partially offset by higher linkage expenses due to the higher CPI level.

Quarterly net income in the first quarter 2008 was NIS 243.3 million (US$ 68.5 million), compared with NIS 195.8 million in Q1 2007, an increase of 24.2%.

Basic earnings per share or ADS, based on the average number of shares outstanding during Q1 2008, was NIS 1.55 (44 US cents), up by 23.0% from NIS 1.26 in Q1 2007.

Funding and Investing Review

Cash flows generated from operating activities, net of cash flows from investing activities totaled negative NIS 20.0 million (US$ 5.6 million) in Q1 2008, compared with NIS 241.1 million in Q1 2007, a decrease of 108.3%. The decrease was primarily due to a decrease in cash flows from operating activities of 75.8% from NIS 384.6 million in Q1 2007 to NIS 93.1 million (US$ 26.2 million) in Q1 2008, reflecting the large increase in cash flows from operating activities in Q1 2007 due to a change in payment terms to suppliers, as well as payments during Q1 2008 for handset inventories. This decrease was partially offset by a decrease in cash flows used for investing activities which totaled NIS 113.1 million (US$ 31.8 million) in Q1 2008, a decrease of 21.2% from NIS 143.5 million in Q1 2007.

In February 2008, the Board approved a share buy-back plan throughout 2008 in an amount of up to NIS 600 million, subject to appropriate market conditions. As of March 31st, 2008, the Company had repurchased approximately 625,000 of its shares at an average price per share of NIS 77.61, for a total consideration of approximately NIS 49 million.

The Board has approved the distribution of a dividend for Q1 2008 of NIS 1.24 (35 US cents) per share (in total approximately NIS 195 million or US$ 55 million) to shareholders and ADS holders of record on May 28th, 2008. The dividend will be paid on June 12th, 2008.

Operational Review

On January 1st, 2008 the Company adopted a more conservative and rigorous policy for recognizing prepaid subscribers. The aim of the new policy is to ensure that purchased prepaid SIM cards are only recognized in the subscriber base after the prepaid SIM cards are actually used by the prepaid subscribers. The change had the effect of reducing the subscriber base on January 1st, 2008 by approximately 61,000 subscribers.

Approximately 24,000 net active subscribers joined the Company in Q1 2008, comprising approximately 40,000 net active postpaid subscribers joining the Company and 16,000 net active prepaid subscribers leaving the Company. Following the change in the subscriber recognition policy, the Company’s active subscriber base at the end of Q1 2008 was approximately 2,823,000, including approximately 727,000 business subscribers (25.8% of the base), 1,381,000 postpaid private subscribers (48.9% of the base) and 715,000 prepaid subscribers (25.3% of the base). Total market share at the end of the quarter is estimated to be unchanged at 32%.

The Company’s 3G subscriber base reached approximately 753,000 by the end of Q1 2008, with approximately 120,000 subscribers joining the 3G network during the quarter.

The quarterly churn rate increased from 4.4% in Q1 2007 to 5.1% in Q1 2008. The increase is generally explained by the effect of the introduction of number portability in December 2007, with most of the increase being attributable to higher churn in the prepaid segment (churn does not include the impact of the change in subscriber recognition policy).

Q1 2008 average monthly usage per subscriber (MOU) was 359 minutes, an increase of 11.1% from 323 in Q1 2007. Average revenue per user (ARPU) was approximately NIS 155 (US$ 44) in Q1 2008, an increase of 1.3% from NIS 153 in Q1 2007.

Outlook and Guidance

Commenting on the Company’s results, Mr. Emanuel Avner, Partner’s Chief Financial Officer said: “We are pleased that our trend of improvement in operational and financial performance has continued this quarter. And whilst free cash flow was negative in the quarter due to activities related to the introduction of number portability, it is expected to return to a normal level in the second quarter. Partner continues to offer shareholders an attractive high dividend yield, and the ongoing share buy-back program for 2008 provides for a further opportunity to raise the EPS.”

Mr. Avner added: “Our quarterly results and future prospects support the annual guidance for 2008 we gave in the press release of February 6th, 2008.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s first quarter results on Monday, May 5th, 2008, at 17:00 Israel local time (10AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of May 12th, 2008.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.823 million subscribers in Israel (as of March 31st, 2008). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Israel, Macau, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Note: This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance (including our outlook and guidance for 2008), plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:
—	the effects of the high degree of regulation in the telecommunications market in which we operate;
—	regulatory developments related to the implementation of number portability;
—	regulatory developments relating to tariffs, including interconnect tariffs, roaming charges, and SMS tariffs;
—	the difficulties associated with obtaining all permits required for building and operating of antenna sites;
—	the requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damage resulting from antenna sites;
—	the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;
—	regulatory developments which permit the Ministry of Communications to require us to offer our network infrastructure to other operators, which may lower the entry barrier for new competitors;
—	uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;
—	the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, potential unanticipated costs,
—	uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered, and the risk that the use of internet search engines by our 3G customers will be restricted;
—	the results of litigation filed or that may be filed against us;
—	the risk that, following a possible rearrangement of spectrum, we may lose some of our frequencies or we may be allocated spectrum of inferior quality;
—	the risks associated with technological requirements, technology substitution and changes and other technological developments;
—	alleged health risks related to antenna sites and use of telecommunication devices;
—	the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;
—	fluctuations in foreign exchange rates;
—	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control; and
—	the availability and cost of capital and the consequences of increased leverage.

as well as the risks discussed in Risk Factors, Information on the Company and Operating and Financial Review and Prospects in form 20-F filed with the SEC on June 12th, 2007. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.

The results were prepared in accordance with U.S. GAAP, other than EBITDA which is a non-GAAP financial measure.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31st, 2008: US $1.00 equals NIS 3.553. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measure:
Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBIDTA is presented in the attached summary financial results.

Contacts:

Mr. Emanuel Avner	Mr. Oded Degany
Chief Financial Officer	V.P. Corporate Development, Strategy and IR
Tel: +972-54-7814951	Tel: +972-54-7814151
Fax: +972-54-7815961	Fax: +972-54-7814161
E-mail: emanuel.avner@orange.co.il	E-mail: oded.degany@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SUMMARY OPERATING DATA

	Q1 2007	Q4 2007	Q1 2008

Subscribers (in thousands)[5]	2,703	2,860	2,823

Estimated share of total Israeli mobile telephone
subscribers	32%	32%	32%

Churn rate in quarter	4.4%	4.0%	5.1%

Average monthly usage in quarter per subscriber (actual
minutes use)	323	345	359

Average monthly revenue in year per subscriber, including
in-roaming revenue (NIS)	153	157	155

[5] See footnote 3 on page 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars
	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	5,490	148,096	1,545	41,682
Accounts receivable:
Trade	1,163,594	1,120,842	327,496	315,464
Other	75,293	55,273	21,192	15,556
Inventories	220,902	143,022	62,173	40,254
Deferred income taxes	51,269	46,089	14,430	12,972

T o t a l current assets	1,516,548	1,513,322	426,836	425,928

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade	504,552	446,899	142,007	125,780
Funds in respect of employee rights upon retirement	85,279	88,522	24,002	24,915

	589,831	535,421	166,009	150,695

FIXED ASSETS, net of accumulated depreciation and
amortization	1,679,899	1,734,964	472,811	488,310

LICENSE, DEFERRED CHARGES AND OTHER
INTANGIBLE ASSETS, net of accumulated
amortization	1,130,631	1,153,926	318,219	324,775

DEFERRED INCOME TAXES	92,794	93,745	26,117	26,385

T o t a l assets	5,009,703	5,031,378	1,409,992	1,416,093

	New Israeli shekels		Convenience translation into U.S. dollars
	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short term liabilities and current	100,891	28,280	28,396	7,959
Accounts payable and accruals:
Trade	688,345	749,623	193,736	210,984
Other	296,786	375,510	83,531	105,688
Parent group - trade	1,742	3,405	490	958
Dividend payable	156,249		43,977

T o t a l current liabilities	1,244,013	1,156,818	350,130	325,589

LONG-TERM LIABILITIES:
Notes payable	2,080,866	2,072,636	585,665	583,348
Liability for employee rights upon retirement	132,897	131,960	37,404	37,140
Other liabilities	13,069	14,492	3,678	4,079

T o t a l long-term liabilities	2,226,832	2,219,088	626,747	624,567

COMMITMENTS AND CONTINGENT LIABILITIES

T o t a l liabilities	3,470,845	3,375,906	976,877	950,156

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2007 and March 2008 -
235,000,000 shares; issued and outstanding -
December 31, 2007 -157,320,770 shares
March 31, 2008 -157,461,853 shares	1,575	1,573	444	443
Less - treasury shares, at cost (625,000 Ordinary Shares)	(48,611)		(13,681)
Capital surplus	2,551,606	2,544,943	718,155	716,280
Accumulated deficit	(965,712)	(891,044)	(271,803)	(250,786)

T o t a l shareholders' equity	1,538,858	1,655,472	433,115	465,937

	5,009,703	5,031,378	1,409,992	1,416,093

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,		3 month period ended March 31,
	2008	2007	2008
	(Unaudited)
	In thousands (except per share data)

REVENUES - net:
Services	1,342,485	1,258,315	377,845
Equipment	245,295	159,469	69,039

	1,587,780	1,417,784	446,884
COST OF REVENUES:
Services	801,576	758,445	225,606
Equipment	279,732	213,370	78,731

	1,081,308	971,815	304,337

GROSS PROFIT	506,472	445,969	142,547
OPERATING EXPENSES	157,703	144,868	44,386

OPERATING PROFIT	348,769	301,101	98,161
FINANCIAL EXPENSES, net	15,605	19,618	4,391

INCOME BEFORE TAXES ON INCOME	333,164	281,483	93,770
TAXES ON INCOME	89,894	85,634	25,301

CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE
IN ACCOUNTING PRINCIPLES

NET INCOME FOR THE YEAR	243,270	195,849	68,469

EARNINGS PER SHARE ("EPS"):

Basic:	1.55	1.26	0.44

Diluted:	1.54	1.25	0.43

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	157,288,016	155,573,108	157,288,016

Diluted	158,383,739	156,881,429	158,383,739

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,		3 month period ended March 31,
	2008	2007	2008
	(Unaudited)
	In thousands (except per share data)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	243,270	195,849	68,469
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	183,530	151,092	51,655
Amortization of deferred compensation related to employee stock
option grants, net	2,959	4,826	833
Liability for employee rights upon retirement	937	2,552	264
Accrued interest and exchange and linkage differences on
long-term liabilities	7,160	(9,348)	2,015
Deferred income taxes	(4,229)	(2,118)	(1,190)
Capital loss on sale of fixed assets		964
Changes in operating assets and liabilities:
Increase in accounts receivable:
Trade	(100,405)	(47,350)	(28,259)
Other	(20,020)	(8,568)	(5,636)
Decrease in accounts payable and accruals:
Related parties	(1,663)	(763)	(468)
Trade	(49,889)	126,468	(14,042)
Other	(90,844)	(25,196)	(25,568)
Increase in inventories	(77,880)	(3,935)	(21,920)
Increase in asset retirement obligations	174	114	49

Net cash provided by operating activities	93,100	384,587	26,202

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(116,352)	(140,462)	(32,748)
Purchase of license		(700)
Funds in respect of employee rights upon retirement	3,243	(2,319)	913

Net cash used in investing activities	(113,109)	(143,481)	(31,835)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	3,706	42,892	1,043
Dividend paid	(149,658)	(98,693)	(42,122)
Repayment of capital lease	(1,789)	(2,250)	(504)
Short term credit from banks, net	83,600		23,529
Windfall tax benefit in respect of exercise of options granted to
employees	88	2,178	25
Capital lease received		7,416
Repayment of long term bank loans	(9,933)	(9,179)	(2,795)
Treasury stock	(48,611)		(13,680)

Net cash used in financing activities	(122,597)	(57,636)	(34,504)

DECREASE IN CASH AND CASH EQUIVALENTS	(142,606)	183,470	(40,137)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	148,096	77,547	41,682

CASH AND CASH EQUIVALENTS AT END OF YEAR	5,490	261,017	1,545

At March 31, 2008, trade payables include NIS 149 million ($ 42 million) (unaudited) in respect of acquisition of fixed assets.

At March 31, 2008, dividend payable of approximately NIS 156 million ($ 44 million) (unaudited) is outstanding. These balances are recognized in the cash flow statements upon payment.

At March 31, 2008, tax withholding related to dividend of approximately NIS 19 million is outstanding. These balances are recognized in the cash flow statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	3 Month Period Ended March 31,		3 Month Period Ended March 31,
	2008	2007	2008
	(Unaudited)
	In thousands

Net cash provided by operating activities	93,100	384,587	26,202

Liability for employee rights upon retirement	(937)	(2,552)	(264)
Accrued interest and exchange and linkage differences on long-term
liabilities	(7,160)	9,348	(2,015)
Increase in accounts receivable:
Trade	100,405	47,350	28,259
Other	20,020	96,220	5,636
Decrease (increase) in accounts payable and accruals:
Trade	49,889	(126,468)	14,042
Shareholder - current account	1,663	763	468
Other (excluding tax provision)	184,964	25,196	52,058
Increase in inventories	77,880	3,935	21,920
Increase in Assets Retirement Obligation	(174)	(114)	(49)
Financial Expenses **	12,951	16,637	3,645

EBITDA	532,601	454,902	149,902

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at March 31, 2008 : US $1.00 equals 3.553 NIS.
** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: May 5, 2008